April 22, 2008

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Attn: Ta Tanisha Meadows

Re: Green Globe International, Inc.

Ms. Meadows:

Please accept the following response to your comment letter dated April 17, 2008. An amended Form 8-K has been filed in combination with this response letter to address the Commissions concerns expressed in your letter.

Form 8-K

Registrant filed a Form 8-K/A on April 21, 2008. The Form 8-K/A addresses the Commission’s concerns as follows:

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Regarding the Commission’s comment on the Registrant’s Form 8-K filed on April 16, 2008 to cover the interim period from the date of the last audited financial statements, Registrant added such additional disclosure in the Form 8-K/A filed on April 21, 2008.

Registrant wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Steven Peacock

Steven Peacock

Interim Chief Executive Officer